JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

04035184

US SEC EXEMPTION
FILE NO. 82-3572

SUPPL

June 15, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 01 2004
WASH, D.C. 179

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. SEC Form 17-C dated June 4, 2004 regarding the amendment of the Corporate Governance Manual.

2. SEC Form 17-C dated June 4, 2004 regarding the payment of penalty to the SEC for the alleged late filing of the 2002 Definitive Information Statement.

3. SEC Form 17-C dated June 11, 2004 regarding the letter to the Philippine Stock Exchange dated June 10, 2004 on the penalty on alleged failure to comply with Section 7 of the PSE Revised Disclosure Rules.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Encl: as stated

/mhd

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**

Month	Day	FORM TYPE	Month / Day
1 2	3 1	1 7 - C	**Second Thursday of June**

Fiscal Year

AMENDMENT OF CORPORATE GOVERNANCE MANUAL

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ______ LCU ______

Document I.D. ______ Cashier ______

STAMPS

Remarks : pls. use black ink for scanning purposes.

2004 JUN 4 PM 1 18

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 4, 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** ***1605***
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. (the "Corporation") approved the amendment of the Corporation's Corporate Governance Manual in order to increase the number of the members of the Audit Committee from five (5) to six (6), at least two (2) of whom shall be Independent Directors of the Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 4, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

PAYMENT OF PENALTY

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes.

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 4, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** , 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>**SEC FORM 17-C**</u>

<u>**JG SUMMIT HOLDINGS, INC.**</u>

11. Item 9 – Other Events

Please be advised that JG Summit Holdings, Inc. (the "Corporation") paid a penalty to the SEC in the amount of Fifty Thousand Pesos (Php 50,000.00) for the alleged late filing of the Corporation's 2002 Definitive Information Statement (SEC Form 17-IS).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 4, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Letter to the Philippine Stock Exchange dated June 10, 2004 regarding penalty on alleged failure to comply with Section 7 of the PSE Revised Disclosure Rules

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 11, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated June 10, 2004 regarding the penalty for the Company's alleged failure to comply with section 7 of the Revised Disclosure Rules of the Exchange.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

June 11, 2004
(Date)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

June 10, 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: JURISITA M. QUINTOS
Senior Vice President – Operations Group

Gentlemen:

This is in reference to your letter dated 2 June 2004 which you sent to us by facsimile on June 3, 2004. The letter directs us to pay the amount of Fifty Thousand Pesos (P50,000.00) as fine for our alleged failure to comply with Section 7 of the Revised Disclosure Rules.

We seek the reconsideration of your decision to impose the above-mentioned fine on the basis of the following reasons:

1. As we have previously mentioned in our letters to you dated February 18, 2004 and March 5, 2004, we were constrained to fix the record date for the special meeting of the shareholders which was held on March 18, 2004 on February 24, 2004 in view of our desire to complete the reclassification of a portion of the capital stock into preferred shares before the Holy Week and the elections in May. Granting that a corporation has the discretion of fixing the record date, the circumstances surrounding the transaction in question, particularly the market conditions then prevailing and the timing of the proposed issuance of the preferred shares, necessitated that the special meeting of the shareholders be scheduled and the record date be set on these dates.

2. For us to strictly comply with Section 7 of the Revised Disclosure Rules would have meant that we needed to provide you with a notice of the special meeting of the stockholders on February 10, 2004. Inasmuch as the Board of Directors approved the amendment of the Articles of Incorporation to provide for the reclassification of common shares only on February 12, 2004, it was impossible for us to strictly comply with Section

7 of the Revised Disclosure Rules. However, we urge the Exchange to consider us as having substantially complied with this rule when we previously disclosed to the Exchange the approval by our Board of Directors of the amendment of the Articles of Incorporation for the reclassification of the common shares. We wish to point out that, in our disclosure dated February 13, 2004, we specifically stated that the resolution adopted by the Board of Directors pertaining to such amendment will be submitted to the Company's shareholders for approval in a meeting to be duly called for that purpose. We earnestly request that this statement be considered as having duly informed potential investors about the proposed amendment of the Articles of Incorporation.

3. In your letter dated June 2, 2004, you stated that the rationale behind the requirement to provide notice regarding a meeting of the shareholders ten (10) trading days prior to the record date is to give potential investors sufficient time to be entitled to notice and to vote at the stockholders meeting. As stated above, we believe that our disclosures to the Exchange sufficed to fulfill such rationale. In fact, our office received inquiries from several entities regarding the reclassification of a portion of the capital stock into preferred shares on the basis of the disclosures we made to the Exchange. However, these entities were actually interested in the preferred shares themselves rather than on being able to vote at the special meeting of the shareholders.

4. Moreover, during the special meeting of the shareholders on March 18, 2004, the total shareholders present, whether in person or by proxy, represented approximately 85% of the total outstanding capital stock. Thus, it cannot also be said that our failure to strictly comply with Section 7 deprived the shareholders of prior notice of the special meeting of the shareholders.

5. We wish to assure you however that there was no intention on our part to deliberately disregard the disclosure rules of the Exchange. This is clearly shown by the fact that for the other meetings of the stockholders, i.e. annual meeting of the shareholders, we were able to comply with the requirements set forth in Section 7 of the Revised Disclosure Rules. It was only because of the exceptional and unique conditions as explained above that rendered us incapable of strictly complying with Section 7.

On the basis of the foregoing, we respectfully and sincerely urge the Exchange to reconsider its decision to impose a fine on us for non-compliance with Section 7 of the Revised Disclosure Rules.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary